Mail Stop 3561

August 26, 2008

Kay Krill
President and CEO
AnnTaylor Stores Corporation
7 Times Square
New York, NY 10036

      Re: AnnTaylor Stores Corporation
              Form 10-K for Fiscal Year Ended
                 February 2, 2008
              Filed March 20, 2008
              File No. 000-10738

Dear Ms. Krill:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                        Sincerely,

                        John Reynolds
                        Assistant Director

cc: Kay Krill, President
      By facsimile to: (212) 457-2252